Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

Headline:

ACS Enterprise Solutions & Services

“For the Commercial Solutions group, FY09 was largely a year where we focused on transforming and stabilizing our business, while still meeting the expectations set for the company,” explained Ann Vezina, executive vice president and group president of ACS Enterprise Solutions & Services.

Although it was a challenging year, the group ended with some notable accomplishments:

Increased Profitability: The group exceeded its fiscal year 2009 profit target by 13 percent, with a year-over-year earnings-before-business-and-tax of 22 percent.

Delivery optimization

The group successfully changed its operating footprint, and changed the face of its delivery structure, both of which contributed to increased profitability. “We were able to move $40 million worth of annualized cost out of the U.S. to offshore production,” Ann explained.

Established an innovation culture

“When we entered the year, we wanted to establish an innovation culture and framework. The way we were going to measure our results relative to that objective was to successfully launch three new products that added value to our clients,” Ann said. “We were able to launch seven new products and have six in development.”

Two of the new products that were particularly significant: Digital Fuel and 3D Virtual World Training.

Digital Fuel is a reporting and governance tool delivered as a desktop dashboard. “What it does is give our client executives access to consolidated reports, in a real-time way, instead of having to wait 120 days after month-end for that data,” Ann said. “Now, the information is immediate, which enables stronger governance and management.”

3D Virtual World Training was created for Ernst&Young through global learning. “In the past, auditor training had to happen in the field. For example, if an auditor was being trained on a sugar cane manufacturer – learning whether or not a broken bag of sugar denoted spoilage, or whether rotting cane was counted as a total loss – that auditor trainee would have to physically walk through those warehouses and see the examples,” Ann explained. “Today, employees can use 3D Virtual World Training to get that same training, efficiently and extremely cost effectively, from their office. That’s a true innovation.”

Some significant milestones were also achieved at the Line of Business level.

HRO (Human Resources Outsourcing): HRO has long struggled with profitability. “Through new service delivery models, global sourcing and cost optimization efforts, we took $20 million out of cost and did, indeed, restore the group to break even,” Ann explained.

TBO (Total Benefits Outsourcing): “We wanted to improve client satisfaction and retention, reinvest in sales, and optimize our delivery platform. To that end, we restructured both our people and our technology platform – and by FY10, will see a $20-$25 million return on investment from these efforts,” Ann said. “We also invested programs to increase customer satisfaction, which resulted in higher retention numbers.”

But, perhaps the most remarkable achievement occurred as a result of the investment in this line of business’ sales organization. “By the end of Q3, we were at only 40 percent of our goals for new business. By the end of Q4, we were at 142 percent,” Ann said. “Now, we have to deliver all that we sold.”

CEFS (Commercial Education Financial Services): The commercial education business, which involves the management of student loans, was particularly hard hit in fiscal year 2009. “At the tail end of 2008, government passed legislation that basically said that financial institutions could no longer make money off of the interest they charge for student loans. That came about the same time as the credit crunch began,” Ann said. “All of a sudden, smaller lenders were going out of business, and the student loan business was grinding to a halt – all of which has a rippling effect on us.”

At the same time, a large client asked for a 44 percent discount, or it would be forced to cancel the contract. “To be successful, that meant we would have to grow OVER that 44 percent revenue decrease in a challenging year – and our team came through with flying colors,” Ann said. “They sold 183 percent of a very aggressive booking target.”

F&A (Finance and Accounting): “We started the fiscal year after closing a lot of business, including a large global auto supply company with a complex, high-risk implementation, and a large automobile manufacturer that later filed for bankruptcy,” said Ann. “The only way we could be successful was if we implemented flawlessly and closed additional business to make up for the bankruptcy. The group was 100 percent successful in the implementation, and we improved profitability by 1,000 percent.”

And no, that’s not a typo.

Fiscal Year 2010: ‘The Year of Acceleration

“We talked about ending FY09 with new wins, including a multi-million dollar contract with another automobile manufacturer. In FY10, we need to flawlessly implement this business, and continue the trend of winning more large, significant contracts,” Ann said. “That’s why we have chosen the term ‘Accelerate’ as out call-to-action theme this year.”

To accomplish this goal, the Enterprise Solution & Services group is focusing its efforts on some key strategies.

Accelerate Project Advantage: Project Advantage is a corporate-level strategy in which ACS uses our strong balance sheet position to benefit clients impacted by the economic downturn, to create a win-win situation. For example, if a client wants a discount on its finance and accounting business, ACS could provide that discount, if that client expanded its ACS relationship by adding a BPO contract when its current contract is up. In other cases, ACS could purchase real estate or data centers from the client, giving it the needed infusion of cash, in exchange for an extended contract or commitment.

“We have a pipeline of Project Advantage deals that we want to convert into bookings during the first half of FY10, so that these can start generating revenue in the third and fourth quarters,” Ann explained. “Again, the challenge is to close the business early so we can end the year showing revenue growth.”

Add strategic acquisitions: “In FY10, we want to accelerate our acquisition growth to replicate the success that the BPO and ITO groups have had in this area,” Ann said. “Our focus is expanding capability and our geographic footprint to pick up market share.”

Accelerate CEFS transformation: In the commercial education area, the landscape hasn’t changed. A lot of clients are still going out of business, or ceasing to offer student loans. Because this market will gradually dissolve, “we have to completely reinvent this business into something else,” said Ann. “We have to explore alternative loan markets where we can leverage our platform and our expertise and move that business into an adjacent market. We are actively looking to create or buy something to convert those student loans into something else within the next 12-to-18 months.”

Continue cost reduction efforts: “We did a great job in taking out cost in FY09, but we are never done,” Ann said. “In the coming year, we will continue to build upon that success.”

Embrace innovation: “We want to build on the success we had last year in the area of innovation, and increase that goal in FY10,” Ann said. “Again, we’re developing products that add real value for our clients.”

Accelerate leadership development: “This year, we want to take advantage of all the new platforms and continuous learning programs that our new vice president of learning, Frank Stanesic, has put into place, “ Ann said. “We’ll judge our success by measurable, quantifiable objectives, not just participation.

“Our group was tremendously successful in taking cost out during FY09 – and I’m very proud of their efforts. But, we could have done better with our top-line growth. In FY10, our goal is more balanced success – fulfilling ACS’ need for both revenue and profit growth.”

Pull Quote:

This article was first published in ACS Today, an internal magazine for ACS employees. It was published in Fall 2009.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox has mailed the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.